Trio Petroleum Corp.

23823 Malibu Road, Suite 304

Malibu, CA 90265

May 20, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Purcell and Kevin Dougherty

Re:	Trio Petroleum Corp.
Registration Statement on Form S-3 Initially Filed April 28, 2025 File No. 333-286803

Dear Messrs. Purcell and Dougherty:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Trio Petroleum Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-3 so that it will become effective at 4:00 p.m. ET on Thursday, May 22, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Robin Ross
Robin Ross, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP